Part III, Item 3: Exclusion from ATS Services

a. Can the NMS Stock ATS exclude, in whole or in part, any Subscriber from the ATS services?

X Yes   ☐ No

If yes, list and provide a summary of the conditions for excluding, in whole or in part, a Subscriber from the ATS services.

JPMS can deny a Subscriber access to JPB-X if the Subscriber fails to satisfy the requirements for becoming a JPMS client or accessing JPB-X (see Part III, Item 2) or based on considerations suggesting high-risk activity, including regulatory actions, surveillance findings indicating potential market manipulation, or other inappropriate activity, or JPMS' overall business relationship with the Subscriber and its affiliates. JPMS also can deny a Subscriber access to JPB-X if ECS Liquidity Product Specialists, responsible for the operation of JPB-X, detect systematic behavior with respect to the routing of Firm/Conditional Orders designated for VWAP Price Match (see Part III, Item 7) resulting in a materially negative impact to the operation of JPB-X or to other Subscribers as evidenced by, e.g., a high cancellation rate or high VWAP slippage of the Subscriber's algorithmic orders. Moreover, JPMS reserves the right (i) to disable any JPB-X functionality, in whole or in part, if such functionality experiences technical issues or could otherwise pose a detrimental risk to Subscribers, JPB-X, or the capital markets and (ii) to restrict the entry of a Subscriber's Firm/Conditional Orders into JPB-X if certain thresholds are exceeded (e.g., risk limits imposed by JPMS pursuant to its obligations under SEC Rule 15c3-5) or to mitigate operational risk by reducing the volume of messaging in JPB-X.

b. If yes to Item 3(a), are the conditions required to be identified in Item 3(a) the same for all Subscribers?

X Yes   ☐ No

...

Part III, Item 20: Suspension of Trading

a. Explain any procedures for suspending or stopping trading on the NMS Stock ATS, including the suspension of trading in individual NMS stocks.

JPMS can, in its sole discretion, elect to suspend operation of JPB-X at any time, including the suspension of trading in individual NMS stocks for, among other reasons, approaching Regulation ATS Fair Access and Regulation SCI volume thresholds. JPMS also may suspend trading in an NMS stock if, e.g., (i) JPMS is unable to report trades in that stock as described in response to Part III, Item 21 or (ii) the market data received by JPB-X for the stock from the Securities Information Processors (discussed in response to Part III, Item 23) is unavailable, unstable, experiencing unacceptable latencies, or detected to be providing quotes that appear to have quality issues.

In the event of a technical system outage at JPB-X, the JPMS Electronic Trading Technology Production Management team can in its discretion:

-- Disable routing from the algorithms/SOR to JPB-X;

-- Disable the acceptance of orders in JPB-X; and

-- Cease the matching process in JPB-X by cancelling any open Firm/Conditional Orders.

If an NMS stock is subject to a Halt, JPB-X will handle Firm/Conditional Orders as follows, depending on the order type:

-- VWAP Price Match: When a Halt is in effect for an NMS stock, JPB-X will continue to accept Firm/Conditional Orders in that NMS stock designated for VWAP Price Match and instructions to modify, cancel, or replace Firm/Conditional Orders in that NMS stock using the priority logic described in response to Part III, Item 11(c), but JPB-X will not match or execute Firm/Conditional Orders in that NMS stock. JPB-X will reject a firm-up order if a Halt occurred during the firm-up period for that order. Firm-up orders that were matched but for which the match period has not elapsed will be cancelled by JPB-X immediately after the Halt goes into effect.

-- Close Price Match: When a Halt is in effect for an NMS stock, JPB-X will continue to accept and match conditional orders designated for Close Price Match and to accept instructions to modify, cancel, or replace conditional orders in that NMS stock using the priority logic described in response to Part III, Item 11(c) but will not execute orders if the primary exchange does not publish a close price as determined by the closing auction for the stock, in which case JPB-X will cancel the unexecuted orders immediately after JPMS determines that the primary exchange has not published a close price as determined by the closing auction for the stock and has been delayed in doing so as a result of the Halt. Firm-up orders that were matched but have not yet been executed will be cancelled by JPB-X immediately after the Halt goes into effect.

In the event of a halt in an NMS stock imposed by JPB-X, it will not accept, match, or execute Firm/Conditional Orders in that NMS stock and will not accept instructions to modify, cancel, or replace Firm/Conditional Orders in that NMS stock.

Moreover, as noted in response to Part III, Item 3(a), JPMS reserves the right (i) to disable any JPB-X functionality, in whole or in part, if such functionality experiences technical issues or could otherwise pose a detrimental risk to Subscribers, JPB-X, or the capital markets and (ii) to restrict the entry of a Subscriber's Firm/Conditional Orders into JPB-X if certain thresholds are exceeded (e.g., risk limits imposed by JPMS pursuant to its obligations under SEC Rule 15c3-5) or to mitigate operational risk by reducing the volume of messaging in JPB-X. For instance, JPMS reserves the right to disable (i) the Close Price Match matching type in the event an exchange materially alters the functioning of its closing auction or (ii) one or both of the VWAP Price Match and Close Price Match matching types entirely when market conditions warrant a reduction of operational risk (e.g., in the event of excessive market volatility). JPMS would disable the Close Price Match matching type if the New York Stock Exchange were to close its trading floor. Specifically, if JPMS understands that the closing auction at the New York Stock Exchange will occur while its trading floor will be closed, JPB-X, on the trading day of the closing auction, (a) will not accept Firm/Conditional Orders designated for Close Price Match, (b) will cancel any unmatched conditional orders designated for Close Price Match, and (c) will cancel any unexecuted firm-up orders designated for Close Price Match.

b. Are the procedures for suspending or stopping trading the same for all Subscribers and the Broker-Dealer Operator?

X Yes ☐ No